

May 11, 2022

Michael J. Alkire
President and Chief Executive Officer
Premier, Inc.
13034 Ballantyne Corporate Place
Charlotte, NC 28277

> **Re: Premier, Inc.**
> **File No. 001-36092**
> **Form 10-K for the Year Ended June 30, 2021**
> **Filed August 17, 2021**

Dear Mr. Alkire:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended June 30, 2021

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations for the Years Ended June 30, 2021 and 2020
Certain Non-GAAP Financial Data, page 69

1. We note you have included the line item "Other expense, net" in the reconciliations for Adjusted EBITDA from Net Income from Continuing Operations, Adjusted EBITDA from Income before Income Taxes, and Non-GAAP Adjusted Net Income from Net Income Attributable to Stockholders, but the amounts attributable to this line item differ between reconciliations. Please tell us what is included in this line item in each of these reconciliations and why you have used the same name for an amount that apparently represents different items.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or

Michael J. Alkire
Premier, Inc.
May 11, 2022
Page 2

absence of action by the staff.

You may contact Amy Geddes at 202-551-3304 or Lyn Shenk at 202-551-3380 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services